Exhibit 99.1

For immediate release
October 05, 2010

Press Release

NWT Uranium Corp’s 34% owned Niger Uranium announces Joint Venture Agreement with
Southern African Nickel Limited (“SAN”) on a Southern African nickel project portfolio

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT, Frankfurt: NMV) ("NWT" or "The Company") would like to congratulate Niger Uranium Limited ("Niger Uranium") on its Joint Venture Agreement with SAN, the joint owner and current developer of a portfolio of large nickel projects in Southern Africa. Niger Uranium believes that the Joint Venture’s nickel projects have potential to host large low-grade, economic, open-pittable sulphide-nickel mineralization, with the flagship target being the Burgersfort nickel project in the Mpumalanga province of South Africa.

Burgersfort was previously explored by both Goldfields Mining and Development and by Falconbridge Ventures of Africa. Preliminary results based on previous data and recent geophysics have identified a number of shallow nickel targets and three deeper targets for massive sulphide mineralization. The implementation of the Joint Venture’s exploration programmes, sampling and metallurgical evaluation has been sub-contracted to Pangea Exploration (Proprietary) Limited ("Panex"), a South African-based mineral resource exploration company that, over the past 20 years, has successfully discovered and developed precious, base and industrial minerals mining projects in Southern Africa.

NWT’s CEO, President and Director, John Lynch, serves as a director on the board of Niger Uranium. Niger Uranium’s CEO Anton Esterhuizen also serves on the board of NWT.

Contact and Information

Tel.: (416) 504-3978
www.nwturanium.com